August 13, 2021

FILED VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	James Alpha Funds Trust (the “Trust”) Registration Statement on Form N-14

Ladies and Gentlemen:

On behalf of the Trust, a Delaware business trust, attached herewith for filing with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), is the Trust’s Registration Statement on Form N-14 containing one proxy statement/prospectus and related statement of additional information to accomplish the following:

•	The title of the securities being registered are Class A, Class C, and Class I shares of beneficial interest, without par value, of the Easterly Snow Small Cap Value Fund and Easterly Snow Long/Short Opportunity Fund, each a series of the Trust, in connection with the solicitation of shareholders of the corresponding series of Trust for Professional Managers to approve the reorganization of their funds into the new series of the Trust

If you have any questions concerning this filing, please contact me at (631) 470-2649.

Very truly yours,

/s/ Timothy Burdick

Timothy Burdick

Assistant Vice President and Counsel

cc: Matthew DiClemente, Esq.

Jamie Gershkow, Esq.

Eric Colandrea